UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

IMAX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45245E109

(CUSIP Number)

Ryan J. York

Accretive Legal, PLLC

23515 NE Novelty Hill Rd., STE B221-334

Redmond, WA 98053

(425) 786-9256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,677,314 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,852,948 (1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,852,948 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.0% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 3,830,221 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,584,441 shares.

(2)	Kevin Douglas is the Manager of Celtic Financial LLC, which holds 200,000 shares.
(3)

Includes 62,652 shares held by an intentionally defective grantor trust (the “KGD IDGT”). Kevin Douglas, as the settlor of the KGD IDGT, has the right to substitute property of equivalent value in return for the shares held by the KGD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the KGD IDGT.

(4)	Kevin Douglas also has dispositive power with respect to 923,645 shares held by James E. Douglas, III and 1,251,989 shares held by the Douglas Family Trust.
(5)

Based on 58,861,171 shares of the Issuer’s common stock outstanding as of September 30, 2020, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2020.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,477,314 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,477,314 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,477,314 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 3,830,221 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,584,441 shares.

(2)

Includes 62,652 shares held by an intentionally defective grantor trust (the “MMD IDGT”). Michelle Douglas, as the settlor of the MMD IDGT, has the right to substitute property of equivalent value in return for the shares held by the MMD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the MMD IDGT.

(3)

Based on 58,861,171 shares of the Issuer’s common stock outstanding as of September 30, 2020, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2020, filed with the SEC on October 29, 2020.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 923,645
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 923,645 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,645 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 923,645 shares held by James E. Douglas, III.
(2)

Based on 58,861,171 shares of the Issuer’s common stock outstanding as of September 30, 2020, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2020, filed with the SEC on October 29, 2020.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,830,221 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,830,221 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,830,221 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 3,830,221 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)

Based on 58,861,171 shares of the Issuer’s common stock outstanding as of September 30, 2020, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2020, filed with the SEC on October 29, 2020.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,584,441
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,584,441
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)

Based on 58,861,171 shares of the Issuer’s common stock outstanding as of September 30, 2020, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2020, filed with the SEC on October 29, 2020.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,251,989
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,251,989 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,989 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 1,251,989 shares held by the Douglas Family Trust.
(3)

Based on 58,861,171 shares of the Issuer’s common stock outstanding as of September 30, 2020, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2020, filed with the SEC on October 29, 2020.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Celtic Financial LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 200,000 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 200,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Less than one percent.
(1)	Kevin Douglas is the Manager of Celtic Financial LLC.
(2)	Kevin Douglas, as the Manager, also has voting and dispositive power with respect to 200,000 shares held by Celtic Financial LLC.
(3)

Based on 58,861,171 shares of the Issuer’s common stock outstanding as of September 30, 2020, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2020, filed with the SEC on October 29, 2020.

Schedule 13D

This Amendment No. 5 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 20, 2016, as previously amended by the Schedule 13D/A filed with the SEC on January 27, 2017, the Schedule 13D/A filed with the SEC on January 12, 2018, the Schedule 13D/A filed with the SEC on February 5, 2019, and the Schedule 13D/A filed with the SEC on January 27, 2020 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2021	*Kevin Douglas
KEVIN DOUGLAS

Date: January 25, 2021	*Michelle Douglas
MICHELLE DOUGLAS

Date: January 25, 2021	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: January 25, 2021	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 25, 2021	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: January 25, 2021	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 25, 2021	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: January 25, 2021	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: January 25, 2021	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

CELTIC FINANCIAL LLC

Date: January 25, 2021	*Keving Douglas
	By:	Kevin Douglas
	Title:	Manager

*Eileen Wheatman

/s/ Eileen Wheatman
By:	Eileen Wheatman
Attorney-in-Fact